August 6, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MediaMind Technologies Inc. (the “Company”)
File No. 333-165379
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 4:00 p.m. Eastern Time on August 10, 2010, or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between July 26, 2010 and August 6, 2010, the Underwriters distributed copies of the preliminary prospectus dated July 26, 2010 as follows:

No. of Copies
Prospective Underwriters	7,176
Dealers	0
Institutions	591
Others	0

Total	7,767

We were advised on the date hereof by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

J.P. MORGAN SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.
As representatives of the several underwriters

J.P MORGAN SECURITIES INC.

By:	/s/ Thomas V. Rueger
Name:	Thomas V. Rueger
Title:	Executive Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name:	John Reed
Title:	Director

By:	/s/ Chris Cormier
Name:	Chris Cormier
Title:	Director